[LOGO OMITTED] Koor Industries Ltd.

KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2005

o Net Income for first quarter 2005 $25 million - up 16% from the first quarter 2004
o    Continued strength in results of large holdings' - ECI Telecom and MA
     Industries

ROSH HA'AYIN, Israel - May 24, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the first quarter ended March 31, 2005.

Net income for the quarter was $25 million or $1.52 per diluted ordinary share and $0.31 per American Depositary Share ("ADS"), up 16% from $21.5 million or $1.33 per diluted ordinary share and $0.27 per ADS for the first quarter last year.

Net income for the quarter included several one time items - a $29.7 million one-time capital gain after deduction of a deferred tax asset of $15.9 million recorded in the fourth quarter of 2004, from the sale of 15.9 million of shares of Makhteshim Agan held by Koor; as well as $9 million restructuring charge at Telrad Networks. Net income for the same quarter last year included a capital gain of $23 million (also net of a deferred tax asset recorded in the fourth quarter of 2003) from the sale of 27 million shares of Makhteshim Agan in January 2004.

In addition to the above-mentioned one-time items, the increase in the net income stems from stronger profits at Makhteshim Agan Industries, ECI Telecom, Tadiran Communications and the Elisra Group.

Following the sale of 4% of Makhteshim Agan in February 2005, Koor no longer consolidates the results of Makhteshim Agan. Makhteshim Agan's results are now recorded on an equity basis. As a result of this change Koor will only address, in its press releases, changes in the consolidated net profit during the reporting period, and the main affecting parameters.

Commenting on the results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "Once again this quarter we continued to present an increase in net profit; our two large public holdings - Makhteshim Agan and ECI Telecom recorded strong top and bottom line growth. We are also beginning to see the increasing contribution to our Net Asset Value from our private holdings. We completed the recapitalization of the Sheraton Moriah Hotel chain, Israel's largest international hotel chain, with a view to tapping on the increased tourism in the region. In April we completed the first stage of the defense transaction, and our private defense holding, the Elisra Group, reported a net income of $1.5 million compared to breaking even in the same quarter of last year. We recently appointed Mr. Itzhak Gat, former Chief Executive Officer of RAFAEL (Armaments Development Authority), as CEO of Elisra. Mr. Gat will assume his new position on July 1, 2005. In the Telecom field Telrad Networks continues to implement the necessary restructuring measures by identifying additional growth drivers, such as new customers and cutting edge products, as well as cost cutting measures."

On Koor's debt structure Mr. Kolber commented: "In April we identified an opportunity in the capital markets and raised approximately $92 million by selling a combination of debentures and warrants. In addition to diversifying our cash resources, we are reducing our financing expenses and freeing funds for future investments."


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RESULTS OF KEY HOLDINGS*

TELECOMMUNICATIONS
ECI Telecom (in accordance with US GAAP)
Revenues for the first quarter totaled $145.4 million, a 35% increase compared to $107.5 million in the first quarter of 2004. Operating income for the quarter totaled $10.5 million, compared to an operating loss of $4.1 million in the first quarter of 2004. Net profit for the quarter totaled $10.4 million, compared to a net loss of $1.2 million (including ECTel) in the first quarter last year.

Telrad Networks (partially consolidated (80%), first quarter 2004 - 100%) Revenues for the first quarter totaled $24.9 million, compared to $30.8 million for the first quarter of 2004, a 19% decline. Operating loss for the quarter was $4.9 million compared to a $0.2 million operating loss in the first quarter of 2004. Net loss for the quarter was $17.0 million compared to a $1.0 million net profit in the first quarter of 2004. The operating loss and net loss for the quarter included several one time items, including restructuring charges following the implementation of the restructuring and refocusing plan.

AGROCHEMICALS
Makhteshim-Agan Industries
Revenues for the first quarter totaled $517.0 million, a 25% increase compared to $414.5 million for the same period in 2004. Operating profit for the quarter was $110.0 million compared to $85.4 million in the same period in 2004, a 29% increase. Operating profit as a percent of revenues for the quarter was 21%, similar to the first quarter of 2004. Net profit for the quarter increased 35% to $61.1 million, compared to $45.2 million for the first quarter of 2004.

DEFENSE ELECTRONICS
Elisra Group
Revenues for the first quarter totaled $66.4 million, up 3% compared to $64.2 million in the first quarter of 2004. Operating profit for the quarter totaled $2.4 million compared to an operating profit of $1.5 million last year. Net profit for the quarter totaled $1.5 million compared to breaking even in the first quarter last year.

Tadiran Communications
Revenues for the first quarter totaled $75.7 million compared to $75.3 million for the same period in 2004. Operating profit for the quarter was $14.6 million, or 19% of revenues, compared to $15.3 million, or 20% of revenues in the same period in 2004, a 5% decline. Net profit for the quarter increased 1% to $12.0 million, compared to $11.9 million for the first quarter of 2004. In April 2005 (after the end of the quarter) Koor sold approximately 14% of its holding in Tadiran Communications to Elbit Systems (NASDAQ: ESLT) for approximately $62.5 million.

Elbit Systems
After the end of the quarter, in April 2005, Koor acquired approximately 5% of the voting rights of Elbit Systems for approximately $52.2 million. Starting from the second quarter 2005 Koor will record the investment in Elbit according to the cost method.

Revenues for the first quarter totaled $230.7 million, an 8% increase compared to $213.7 million for the same period in 2004. Operating profit for the quarter was $17.0 million, or 7% of revenues, compared to $15.2 million, or 7% of revenues in the same period in 2004, a 12% increase. Net profit for the quarter increased 7% to $13.1 million, compared to $12.2 million for the first quarter of 2004.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.




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Conference call details:
Date:                 May 25, 2005
Time:                 11:00 am EDT (17:00 UK, 18:00 Israel)
United States phone:  1-866-860-9642   Canada phone:     1-866-485-2399
UK phone:             0-800-917-5108   Israel or International:972 (0)3 918 0600

Replay no. (until June 9, 2005): 1 888 269 0005 (US), +972 (0) 3 925 5929
(International) or on Koor's website under 'Investor Relations' - www.koor.com
                                                                  ------------

********************* Financial Tables Follow *********************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.,
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd., Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings. The Company does not undertake to (and expressly disclaims any obligation to) update any such forward-looking statements.





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Koor Industries Ltd.                                                                                     (AN ISRAELI CORPORATION)
----------------------------------------------------------------- ---------------------------------------------------------------
Condensed Consolidated Statement of Operations


                                                                        Three Months Ended               Twelve Months Ended
                                                                             March 31                        December 31
                                                                           2005             2004                            2004
                                                                  --------------    -------------    ----------------------------
                                                                      Unaudited        Unaudited                         Audited
                                                                  --------------    -------------    ----------------------------
                                                                                     Convenience translation
                                                                                     -----------------------
                                                                                   (U.S. dollars in thousands)
                                                                                   ---------------------------

Revenue from sales and services                                         125,191          550,311                       2,116,183
Cost of sales and services                                              104,484          371,436                       1,441,798
                                                                  --------------    -------------    ----------------------------
Gross profit                                                             20,707          178,875                         674,385
Selling and marketing expenses                                           12,511           62,167                         268,792
General and administrative expenses                                      12,461           31,368                         120,615
                                                                  --------------    -------------    ----------------------------
Operating earnings                                                      (4,265)           85,341                         284,977
Financing expenses, net                                                   8,604           18,619                          62,225
Other income (expenses), net                                             33,734           18,171                        (18,060)
                                                                  --------------    -------------    ----------------------------
Earnings (loss) before income tax                                        20,865           84,892                         204,693
Income tax                                                               17,556           37,334                          65,834
Group's equity in the operating results of
affiliates, net                                                          21,404          (1,910)                         (6,349)
Minority interest in subsidiaries, net                                      979         (24,138)                        (99,263)
Cumulative effect as at beginning of
year of change in accounting method                                         700
                                                                  --------------    -------------    ----------------------------
Net earnings                                                             24,992           21,510                          33,247
                                                                  ==============    =============    ============================


Basic earning per Ordinary Share (in $):
----------------------------------------
Per Share                                                                 1.524            1.325                           2.030
Per ADS                                                                   0.305            0.265                           0.406

Weighted average number of shares
used for EPS (in 000)                                                    16,397           16,237                          16,381

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


Koor Industries Ltd.                                                                                     (AN ISRAELI CORPORATION)
----------------------------------------------------------------- ---------------------------------------------------------------
Condensed Consolidated Balance Sheet as at

                                                                                  March 31                        December 31
                                                                              2005             2004                      2004
                                                                     --------------   --------------       -------------------
                                                                         Unaudited        Unaudited                   Audited
                                                                     --------------   --------------       -------------------
                                                                                     Convenience translation
                                                                                   (U.S. dollars in thousands)
Assets
Current assets:
Cash and cash equivalents                                                   90,967          264,435                   141,552
Short-term deposits and investments                                         87,078          103,458                    95,498
Trade receivables                                                          138,236          584,720                   498,418
Other accounts receivable                                                   52,876          101,722                   121,299
Assets designated  for sale                                                 75,374          408,024                   526,229
Inventories                                                                  9,533            9,708                     9,577
                                                                     --------------   --------------       -------------------
Total current assets                                                       454,064        1,472,066                 1,392,573

Investments and Long-Term Receivables
Investments in affiliates                                                  645,932          222,785                   315,331
Other investments and receivables                                           85,955          107,065                   112,137
                                                                     --------------   --------------       -------------------
                                                                           731,887          329,850                   427,469

Fixed assets, net                                                          221,834          682,682                   654,186
Other assets, net                                                            7,286          497,602                   540,577
                                                                     --------------   --------------       -------------------
                                                                         1,415,072        2,982,199                 3,014,805
                                                                     ==============   ==============       ===================

Liabilities and Shareholders` Equity
Current liabilities:
Credits from banks and others                                              230,671          320,557                   398,637
Trade payables                                                              73,145          326,205                   382,356
Other payables                                                             119,178          280,900                   314,020
Customer advances, net                                                      49,963           47,469                    48,431
                                                                     --------------   --------------       -------------------
Total current liabilities                                                  472,958          975,132                 1,143,444

Long-Term Liabilities net of current maturities
Bank loans                                                                 364,826          671,950                   506,328
Other loans                                                                 21,560           26,661                    30,502
Convertible debentures of subsidiary                                             -          150,553                   148,177
Customer advances                                                           26,500           40,502                    32,599
Deferred taxes                                                                   -           57,127                    55,141
Liability for employee severance benefits, net                              27,043           43,496                    45,212
                                                                     --------------   --------------       -------------------
Total long-term liabilities                                                439,929          990,288                   817,958

Convertible debentures of subsidiary                                             -           73,212                    37,856
Minority Interest                                                           29,527          495,123                   585,263
Shareholders` Equity                                                       472,658          448,444                   430,284
                                                                     --------------   --------------       -------------------
                                                                         1,415,072        2,982,199                 3,014,805
                                                                     ==============   ==============       ===================

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